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                         April 3, 2024

       JD Finley
       Chief Executive Officer
       Palisades Bio, Inc.
       7750 El Camino Real, Suite 2A
       Carlsbad, California 92009

                                                        Re: Palisades Bio, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 29,
2024
                                                            File No. 333-278389

       Dear JD Finley:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tamika
Sheppard at 202-551-8346 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Raul Silvestre